Exhibit 99.24

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Reports Second Quarter Results

Laval, Québec, CANADA – October 14, 2011 – Acasti Pharma (“Acasti”) (TSX.V.APO), a Neptune Technologies & Bioressources Inc’s (“Neptune”) subsidiary, today report its financial results for the three and six-month periods ended August 31, 2011.

Three-Month period

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During the three month period ended August 31, 2011, Acasti generated revenues of $33,000 from research contract conducted for Neptune.  Acasti did not generate any revenue during the three-month period ended August 31, 2010.

▪	Research and development expenses for the three-month period ended August 31, 2011 amounted to $913,000 compared to $341,000 for the corresponding period ended August 31, 2010.

▪	EBITDA for the three-month period ended August 31, 2011 resulted in a negative $1,254,000, compared to a negative $456,000 obtained during the corresponding period ended August 31, 2010.

▪	Net loss amounted to $1,724,000, or $0.03 per share for the three-month period ended August 31, 2011, compared to $706,000, or $0.01 per share, for the corresponding period ended August 31, 2010.

Six-Month period

▪
During the six month period ended August 31, 2011, Acasti generated revenues of $116,000 from research contract conducted for Neptune.  Acasti did not generate any revenue during the six-month period ended August 31, 2010.

▪	Research and development expenses for the six-month period ended August 31, 2011 amounted to $1,374,000 compared to $587,000 for the corresponding period ended August 31, 2010.

▪	EBITDA for the six-month period ended August 31, 2011 resulted in a negative $1,947,000, compared to a negative $806,000 obtained during the corresponding period ended August 31, 2010.

▪	Net loss amounted to $2,747,000, or $0.04 per share for the six-month period ended August 31, 2011, compared to $1,249,000, or $0.03 per share, for the corresponding period ended August 31, 2010.

“Acasti is pursuing its research & development program according to plan, moving forward into its clinical development of CaPre®.  The recent success of the Rights Offering, which generated proceeds of over $8,000,000, provides Acasti management with sufficient latitude to be more aggressive with the clinical development of CaPre®”, stated Xavier Harland, Chief Financial Officer. “The Rights Offering financing will also be supportive of Acasti’s Medical Food, OnemiaTM, commercialization efforts in the U.S.” he added.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB)
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Tina Sampalis	Xavier Harland
President	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Bob Beaty
(888) 221-0915
bob@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.